Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

10th May 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Jardine Matheson Holdings Limited

We enclose for your information a notification which we have sent to the UK Listing Authority on 9th May 2002 in respect of the above Company.

Yours faithfully
JARDINE MATHESON LIMITED

pp Neil M McNamara
Group Corporate Secretary

Encl.

dlw 5/29

[Cng/AGM/2002/Corr/21]

RNS Full Text Announcement

Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Result of AGM
Released	15:27 9 May 2002
RNS Number	7125V

JARDINE MATHESON HOLDINGS LIMITED ("the Company")

Result of AGM

Please be advised that at the Annual General Meeting of the Company held today, all resolutions as set out in the Notice of Annual General Meeting dated 28 March 2002 were duly passed.

A V SEBASTIAN, Matheson & Co., Limited,
London Secretaries of Jardine Matheson Holdings Limited

Date of notification – 9 MAY 2002

www.jardines.com

END